787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

December 28, 2011

VIA EDGAR

John M. Ganley, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Global Income Fund, Inc.

Registration Statement on Form N-2 Filed on October 31, 2011

Securities Act File No. 333-177629; Investment Company Act File No. 811-6432

Dear Mr. Ganley:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated November 30, 2011.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:            The fourth sentence of the first paragraph of the section entitled “Prospectus Summary — Investment Policies” in the Prospectus states that the Fund may invest up to 40% of its total assets in fixed income securities of issuers of Sub-Investment Grade Developing Markets.  Please disclose in this location that such fixed income securities may be rated below investment grade.  Please include the term “junk bonds” in the description of these securities and state that such investments are “speculative.”  Please also make similar revisions to the definition of “Sub-Investment Grade Developing Markets” on page 2.

Response:                     The requested disclosure has been added and identical changes have been made to the corresponding disclosure contained in the “Investment Policies” section of the Prospectus.

Comment No. 2:            This disclosure contained in the section entitled “Prospectus Summary — Investment Policies” in the Prospectus lists seven criteria the Fund will use to determine where an issuer is located for purposes of its policies.  With the exception of the first criterion and the sixth

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

criterion, please explain to us why the criteria listed would expose an issuer to the economic risks and fortunes of a particular country.

Response:                     In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  In addition, the release proposing Rule 35d-1 suggested that, among others, the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; and (ii) securities that are traded principally in a country or region.  For these reasons, the Fund believes that, in addition to the first and sixth criteria, each of the third and fourth criteria is a general indicator that an issuer is tied economically to a particular market, and thus to the economic risks and fortunes of the market.  Also, the Fund has replaced the term “located” in each of the second and seventh criteria with the a reference to the location of the entity’s “principal place of business.” Accordingly, the Fund believes that each of such criteria, as modified, is a general indicator that an issuer is tied economically to a particular market, and thus to the economic risks and fortunes of the market.  The Fund has deleted the fifth criterion as a stand-alone criterion, but has added disclosure stating that such criterion may also be considered by the Fund among other criteria in determining where an issuer is located.

Comment No. 3:            The last paragraph on page 3 of the Prospectus indicates that the Fund expects in the future to use leverage by issuing debt securities.  The cover page of the prospectus also indicates that the Fund may issue preferred stock.  Please disclose the Fund’s ability to issue preferred stock in this section.  If the Fund has the current intent to issue debt securities or preferred stock, please include the expenses for issuing such securities in the Summary of Fund Expenses.  If the Fund has no current intent to issue debt securities or preferred stock, please clarify this intention in this section.

Response:                     The Fund has added disclosure to the above-referenced paragraph and to the corresponding disclosure contained in the “Investment Policies” section of the Prospectus stating that it has no current intention to issue debt securities or preferred stock.

Comment No. 4:            The fourth full paragraph on page 4 provides that the weighted average credit quality of the Fund’s investments will be rated not less than Baa2 by Moody’s or BBB by S&P.  If Moody’s or S&P will not provide a weighted average credit quality, please delete references to weighted average credit quality.

Response:                     The Fund has deleted references to its weighted average credit quality in the Prospectus.

Comment No. 5:            The section entitled “Prospectus Summary — Risks — Derivatives Risk” states that the Fund may engage in derivatives contracts.  Please clarify in the Prospectus Summary whether the Fund intends to engage in derivatives transactions and whether such transactions are expected to be a principal strategy of the Fund.  Additionally, please clarify whether the Fund will use derivative investments to meet the Fund’s stated intent to invest 80% of its net assets plus borrowings for investment purposes in debt securities.  If so, please disclose how derivatives transactions will be valued for the purpose of meeting this investment policy.

If the Fund will engage in derivative transactions, please inform us as to whether the Fund’s derivative investments are included in the calculation of “Managed Assets” for purposes of determining the Investment Manager’s fee.  If so, please disclose how those derivatives will be valued for that purpose.

Additionally, please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “Managed Assets” or the Fund’s 80% investments in debt securities.

Finally, if the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:                     The Fund intends to engage in certain derivatives transactions on a principal basis and has added disclosure to such effect to the Prospectus Summary.  The Fund does not currently intend, however, to use derivative investments for purposes of satisfying the Fund’s policy to invest at least 80% of its net assets plus borrowings for investment purposes in debt securities.  Accordingly, the Fund has not included disclosure discussing how derivatives transactions will be valued for the purpose of meeting this investment policy.

Derivatives are valued at mark-to-market value for purposes of calculating Managed Assets.

The Fund will not use the notional value of its derivative investments for purposes of determining Managed Assets or the Fund’s 80% investments in debt securities.

The Fund considered the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

Comment No. 6:            Footnote (5) to the fee table indicates that “Other Expenses” are estimated for the current fiscal year.  Please explain why “Other Expenses” have been estimated for an existing fund.

Response:                     Instruction 6 to Item 3 of Form N-2 states that “Other Expenses” should be estimated.  Accordingly, the Fund has provided estimated expenses in the fee table.

Comment No. 7:            In the section entitled “Management of the Fund” in the SAI, please disclose that the last column of the table of biographical information for the directors of the Fund includes other directorships held during the past 5 years.

Response:                     The requested disclosure has been added.

Comment No. 8:            In a pre-effective amendment, please include an executed opinion of counsel as to the legality of the shares to be issued as well as a consent to its use.  In addition, please confirm to us that the Fund will file an unqualified legality opinion of counsel in a post-effective amendment to the registration statement concurrently with each takedown of shares.  See Staff Legal Bulletin No. 19 (Oct. 14, 2011) (http://www.sec.gov/interps/legal/cfslb19.htm).

Response:                     The Fund will include, in a pre-effective amendment, an executed opinion of counsel as to the legality of the shares to be issued and a consent to its use.  The Fund will also file an unqualified legality opinion of counsel in a post-effective amendment to the registration statement following each takedown of shares.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP